Joshua A. Kaufman T: +1 212 479 6495 josh.kaufman@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

July 21, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief
Geoff Kruczek, Senior Attorney
Tom Jones, Legal Staff Attorney
Brian Cascio, Accounting Branch Chief
Julie Sherman, Accounting Staff Accountant
Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:	Aquantia Corp.
Amendment No. 6 to
Draft Registration Statement on Form S-1
Submitted May 16, 2017
CIK No. 0001316016

Ladies and Gentlemen:

On behalf of Aquantia Corp. (the “Company”), we are providing this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated May 31, 2017 (the “Comment Letter”), relating to the Company’s Amendment No. 6 to Draft Registration Statement on Form S-1, confidentially submitted on May 16, 2017 (the “Sixth Amended DRS”).

The Company is concurrently confidentially submitting Amendment No. 7 to the Draft Registration Statement (the “Seventh Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with four copies of the Seventh Amended DRS marked to show all changes from the Sixth Amended DRS.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Seventh Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Seventh Amended DRS.

Customer Demand and Product Life Cycles, page 54

1.	Please expand your revisions in response to prior comment 2 to clarify what you mean by “significant majority” as it relates to revenue from your Twinville product.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Seventh Amended DRS as requested.

U.S. Securities and Exchange Commission

July 21, 2017

Comparison of the Years Ended December 31, 2015 and 2016, page 62

2.	We note your response to prior comment 3; however, your revisions on pages 61, 63 and 68 appear to discuss only factors that you “anticipate” or “may” cause your revenues and gross profit to fluctuate. Please revise to clarify how the factors you reference actually impacted the results you disclose for the reported periods. For example, discuss the impact changes in price, volume and product mix had on your revenues and gross profit, and the reasons underlying those changes. Also discuss any known material impact these factors, including price decreases, will have for periods after the reported periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 56, 60, 61, 63, 68 of the Seventh Amended DRS.

Agreements with GLOBALFOUNDRIES U.S. Inc., page 126

3.	Your revisions in response to prior comment 10 appear limited to the year ended December 31, 2016. Please revise to provide disclosure for the entire time period specified in Instruction 1 to Item 404 of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not incur any expenses in the year ended December 31, 2015 and has revised the disclosure on page 126 of the Seventh Amended DRS.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

Cooley LLP

Cc:	Faraj Aalaei, Aquantia Corp.
Mark Voll, Aquantia Corp.
Babak Yaghmaie, Cooley LLP
Robert Phillips, Cooley LLP
Alison Haggerty, Cooley LLP